UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of January 2023

Commission File Number: 001-13464

Telecom Argentina S.A.

(Translation of registrant’s name into English)

General Hornos, No. 690, 1272

Buenos Aires, Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	☒	Form 40-F	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	☐	No	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	☐	No	☒

Telecom Argentina S.A.

TABLE OF CONTENTS

Item

1.	English translation of letter dated January 16, 2023 to the Argentine Securities & Exchange Commission (Comisión Nacional de Valores)

FREE TRANSLATION Buenos Aires, January 16, 2023 Comisión Nacional de Valores

RE.: Information on fine imposed under the terms of Sections 1 and 3 paragraphs d) and h) of Law No. 27,442 and Section 46 paragraph b) of Law No. 25,156.

I am writing to you in my capacity as attorney in fact of Telecom Argentina S.A. (“Telecom Argentina” or the “Company”), to inform you that on Friday, January 13, 2023, the Company was notified of the Resolution of the Secretary of Commerce No. 2023-8-APN-SC#MEC dated January 11, 2023, which imposes on Telecom Argentina and Arte Radiotelevisivo Argentino S.A. “a single fine of Pesos One Hundred Fifty Million (P$150,000,000) pursuant to the provisions of Sections 1 and 3 paragraphs d) and h) of Law No. 27,442 and Section 46 paragraph b) of Law No. 25,156.”

This is due to the fact that the Company has been included in Docket No. EX2018-11718334-APN-DGD#MP regarding an alleged anti-competitive practice at the National Commission for the Defense of Competition’s (Comisión Nacional de Defensa de la Competencia) own initiative.

In this regard, Telecom Argentina, with the assistance of its legal counsel, will appeal this Resolution.

Sincerely,

Telecom Argentina S.A.

/s/ Andrea V. Cerdán
Attorney-in-fact

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telecom Argentina S.A.
Date:	January 17, 2023	By:	/s/ Luis Fernando Rial Ubago
			Name:	Luis Fernando Rial Ubago
			Title:	Responsible for Market Relations